Exhibit 99.1

MAVERIX METALS PROVIDES DETAILS ON ANNUAL GENERAL MEETING

June 1, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) announces its Annual General Meeting (“AGM”) will be held on Tuesday, June 30, 2020, commencing at 2:00 pm Vancouver time.

This year, in response to COVID-19, the Company will hold its AGM with a virtual component via live audiocast. All interested investors are invited to participate in the AGM using the details below:

AGM Commencing at 2:00 pm Vancouver time

Toll-free in U.S. and Canada: 1-800-319-4610

International callers: +1 604-638-5340

Callers should dial into the AGM at least 15 to 20 minutes prior to the scheduled start time and then ask the operator to join Maverix’s AGM.

Maverix will utilize the notice and access model for the delivery of the materials for the AGM. Registered and beneficial shareholders will receive a notification that will contain information on how to access the AGM materials. The AGM materials and information regarding how to participate in the meeting will be distributed to shareholders and will also available for download on Maverix Metals’ website at www.maverixmetals.com.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:         info@maverixmetals.com

Website:     www.maverixmetals.com